CARDERO RESOURCE CORP.

Form 51-102F1

Management’s Discussion and Analysis

For the year ended October 31, 2008

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) for Cardero Resource Corp. (“Cardero” or the “Company”) for the year ended October 31, 2008 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of January 28, 2009, and compares its financial results for the year ended October 31, 2008 to the previous year.  This MD&A provides a detailed analysis of the business of Cardero and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended October 31, 2008 and 2007.   The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles.

This MD&A contains certain statements that may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated property acquisitions, the timing, cost and nature of future anticipated exploration programs and the results thereof, discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s inability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks identified herein under “Risk Factors”.  For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Historical results of operations and trends that may be inferred from the following discussion and analysis may not necessarily indicate future results from operations.  In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations.  See “Risk Factors – Insufficient Financial Resources/Share Price Volatility”.

This MD&A contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s (“SEC”) mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

Cautionary Note to US Investors Concerning Reserve and Resource Estimates

National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained in this MD&A or released by the Company in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101.  These definitions differ from the definitions in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.  Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or that they can be mined economically or legally.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or that it can be economically or legally mined.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

DATE

This Management Discussion and Analysis reflects information available as at January 28, 2009.

THE BUSINESS OF THE COMPANY

Background

Cardero Resource Corp. is a junior resource mineral exploration company.  Its assets consist of interests in mineral properties, the securities of other junior natural resource exploration companies and cash.  The Company funds its operations primarily through the sale of its equity securities.  The mineral exploration business is very high risk (See “Risk Factors”).

Exploration Activities

Cardero is actively assessing, acquiring interests in and exploring a number of mineral exploration properties, primarily those it considers to be prospective for gold, copper and iron.  At the present time, it is focusing its activities in Mexico, Argentina, Peru and the state of Minnesota in the United States, where it has established subsidiaries and the infrastructure to enable it to actively work in such countries.  The Company, through its subsidiaries, holds, or has the right to acquire interests in, mineral properties in these countries.  However, at the present time it does not consider all of these to be material as, in many cases, the properties are in the early stages of evaluation, or have not had sufficient work done on them by the Company to determine if they are material.  Cardero presently considers its material properties to be the Iron Sands Project (Peru), and the Pampa de Pongo Iron Project (Peru).

Property	Total Costs as of October 31, 2007	Total Costs to October 31, 2008	Estimated Fiscal 2009 Expenditures(1)
Iron Sands / Marcona, Peru	$5,057,939	$7,071,620	$2,000,000
Pampa de Pongo, Peru	$2,683,199	$3,692,705	Note 2

Note:

1.

This amount represents the only the presently estimated exploration expenditures for fiscal year ending October 31, 2009.  Estimated expenditures are contingent upon ongoing successful results justifying further expenditures.  In addition, the Company will need to raise the necessary funds to carry out such planned expenditures, as it does not currently have the necessary funds to do so.

Note       2

The Company has agreed to sell this property to Nanjinzhao Group Co., Ltd. and therefore does not plan on incurring any further expenditures on this property.

During the year ended October 31, 2008 and to January 28, 2009, the Company was primarily focussed on metallurgical testing with respect to both the Pampa de Pongo Iron property and Pampa el Toro Iron Sands property, as well as the installation of a pilot processing plant at Pampa el Toro and the preparation of a bulk sample for metallurgical testing.  During the fourth quarter and to date, the Company has agreed to sell the Pampa de Pongo property and continued with metallurgical testing and material processing testing on the Pampa el Toro concentrate.

Material Mineral Properties

Peru - Pampa de Pongo Iron Property

General

The Pampa de Pongo property (15,300 hectares) consists of 8 mining concessions acquired by the Company from Rio Tinto Exploration and Mining, S.A.C. (“Rio Tinto”), plus an additional 10 applications for mining concessions made by the Company in June, 2008.  The transfer of title to the concessions acquired from Rio Tinto to the Company upon the exercise of the option in January, 2008 was completed in November, 2008, subject to Rio Tinto’s continuing right of first refusal with respect to future transfers/sales of the concessions acquired from Rio Tinto by the Company.

Preliminary Economic Assessment

SRK Consulting (Canada) Inc. (“SRK”) was retained by the Company to complete a Preliminary Economic Assessment, which commenced in February, 2008 and was completed in October 2008, with an effective date of September 15, 2008.  The PEA Technical Report, entitled “Pampa de Pongo Iron Project – Preliminary Economic Assessment Technical Report, Caraveli Province, Peru”, is available for download from www.sedar.com or from the Company website www.cardero.com.  The results of the study can be summarized as follows:

Mineralization comprises semi-massive to massive magnetite replacement zones.  There are four main zones of mineralization and potential mineralization:

1.

North Zone – An untested exploration target indicated by a large magnetic anomaly.

2.

Central Zone – The Central zone is the main focus of the PEA.  It is a two-layer mineralized body.  The lower portion consists of a flat-lying, massive replacement lens up to 370 metres thick, measuring approximately 1,060 metres east-west by 1,000 metres north-south at the widest point.  The resource remains open in all directions.  Mineralization is consistent, averaging approximately 62% magnetite with multiple intersections greater than 80% magnetite.  In the overlying upper portion (not included in the current resource), massive iron mineralization is cut with a minor component of hypabyssal porphyry sills.  The lower, high-grade massive replacement at Pampa de Pongo, from which the Inferred Resource has been estimated, based on current data, is almost completely devoid of unmineralized intrusive rocks.

3.

East Zone – The East Zone is indicated by a 3D magnetic anomaly, the dimensions of which suggest potential for 350-500 million tonnes of magnetite.  A single drillhole on the southern edge of the anomaly intersected 292 meters of massive and semi-massive magnetite mineralization.

4.

South Zone – This is a near-surface resource comprised of two separate zones of predominantly massive magnetite mineralization with a thickness of up to 120 metres, a combined length of 1,100 metres north-south and a width of 400 metres east-west at the widest point.  This resource was not been included in the mine schedule presented in the PEA Technical Report and represents future upside potential.

Representative metallurgical samples were selected by SRK from four diamond drillhole cores from the Central Zone and beneficiation, magnetic concentration and pilot-scale pelletizing tests were conducted.  The preliminary metallurgical testwork demonstrated that:

1.

Wet magnetic separation would yield 93.4% iron recovery;

2.

Metallurgical quality exceeds industry standards for high quality blast furnace feed;

3.

Commercially produced pellets made from Pampa de Pongo ore would be a suitable feedstock for the MIDREX® Direct Reduction Process; and

4.

Deleterious materials in the pellets would be at or significantly below acceptable levels.

SRK prepared an updated resource estimate.  The classified Inferred Resource estimates, at 15% iron cut-off grade, are tabulated in the table below.

ZONE	Classification	Volume (Mm3)	Density (T/m3)	Tonnage (Mt)	Fe (%)	Au (g/t)	Cu (%)
Central	Inferred	203	3.69	748	41.7	0.059	0.093
South	Inferred	32	3.59	115	39.5	0.130	0.121
Total	Inferred	235	3.67	863	41.3	0.068	0.097

The economic cut-off used to generate mineral resources was assumed and based on experience with similar projects.  The final cut-off required to produce a saleable product will need to be confirmed by future metallurgical testwork.  This economic cut-off was applied to both the Central and South Zones.  Although the South Zones contribute a relatively small tonnage, SRK is of the opinion that there are reasonable prospects for additional tonnage in this area which may then make these resources amenable to underground mining methods.

Two exploration targets also exist on the property.  The East Zone exploration target may potentially contain a conceptual tonnage of 350 to 500 Mt of magnetite mineralization.  A single hole was drilled in the East Zone which intersected 292 metres of semi-massive and massive magnetite mineralization at the extreme edge if the 3D magnetic anomaly.  The second exploration target, the North Zone shows a magnetic anomaly but is untested.

The Central Zone massive magnetite mineralization is located between approximately 350 and 800 metres below surface and, as such, an underground block cave mine would provide the most favourable economic results.  Based on the geometry, mining method and bulk density of the mineralization in the Central Zone, the production capacity of the mine was estimated to be 75,000 tpd or 27.4 MTPY.  The mine production life is 24 years and includes a 5-year, straight-line production ramp-up.

The operating cost (“OPEX”) estimates of $12.67 per tonne of ore milled and $22.16 per tonne of pellets produced were established.  Estimates of capital requirements were made, comprising pre-construction capital ($280 million), pre-production construction costs ($3.005 billion) and post start-up costs ($4.178 billion).

A preliminary discounted cash flow analysis was conducted for the project using a range of iron pellet prices.  The economic analysis used inferred mineral resources exclusively and, therefore, only provides a preliminary overview of the project economics based on broad, factored assumptions.  Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them to be categorized as mineral reserves, and there is no certainty that the inferred resources will be upgraded to a higher resource category.  There is also no certainty that the results of this preliminary economic assessment will be realized.

Four cases were used in the cash flow analysis to demonstrate the variation of project economics with iron pellet price.  All other variables were kept constant for all cases including the life of mine mill feed tonnes and grade.  The four cases all used the assumption that pellets would be the final product.  Case 1 assumed blast furnace pellets would be produced.  The other cases assumed direct reduction pellets would be produced.  Pellet prices were obtained from an independent market study, the 3-year average and reference public-domain reports and are included (see table below).  Direct reduction pellets were assumed to have a 10% price premium over blast furnace pellets.

Case	Pellet Type	Pellet Price (US¢/mtu)	Reference
1	Blast furnace	198	Independent market opinion for BF pellets
2	Direct reduction	169	3-year average (154 ¢/mtu)+ 10% DR pellet premium
3	Direct reduction	218	Independent market opinion (198 ¢/mtu)+ 10% DR pellet premium
4	Direct reduction	253	2008 public domain study (230 ¢/mtu) + 10% DR pellet premium

Summaries of net present value (NPV) results at various discount rates and pricing scenarios are outlined in the table below:

Taxation Assumption	Parameter	Unit	Net Present Value (NPV)
			Case 1 BF Pellets 198 ¢/dmtu	Case 2 DR Pellets 169 ¢/dmtu	Case 3 DR Pellets 218 ¢/dmtu	Case 4 DR Pellets 253 ¢/dmtu
After Tax	0% discount rate	B$	17.6	13.7	20.2	24.9
	8% discount rate	B$	3.3	2.2	4.1	5.4
	10% discount rate	B$	2.1	1.3	2.7	3.7
	12% discount rate	B$	1.3	0.6	1.7	2.5
Pre Tax	0% discount rate	B$	27.3	21.3	31.4	38.7
	8% discount rate	B$	5.8	4.1	7.0	9.0
	10% discount rate	B$	4.0	2.7	4.9	6.4
	12% discount rate	B$	2.7	1.7	3.4	4.6

Summaries of Internal Rates of Return (IRR) are included in the table below:

Parameters	Unit	Case 1 BF Mid	Case 2 DR Lower	Case 3 DR Mid	Case 4 DR Upper
After tax IRR	%	18	15	20	23
Pre tax IRR	%	23	19	25	29

The results of this preliminary economic assessment indicate that, based on the preliminary data available and assumptions used, the Pampa de Pongo Project is an economically robust project that warrants further exploration and study.  The project is situated in a very favourable location within a short distance of infrastructure, including a deep-sea port facility, located 38 kilometres west of the deposit.  Drilling and magnetic surveys infer the presence of a large, massive magnetite mineralized Central Zone that is conducive to underground bulk mining.  The South Zone resource and other exploration targets, particularly the East Zone, may enhance the total material available for exploitation.  The metallurgy test work done on the Central Zone mineralization confirmed the production of pilot-scale direct reduction pellets with low levels of deleterious elements.

SRK recommends two stages of work to take Pampa de Pongo to the next level of development.  These recommendations are additional exploration and preliminary economic assessment of the East Zone, followed by a pre-feasibility study on the Central Zone and East Zone.  The Preliminary Economic Assessment will be contingent upon the success of the East Zone exploration drilling, while the Pre-feasibility Study will be contingent on the success of the definition drill programs of the East Zone and/or the Central Zone.  A budget of $4.2 million was assigned as a budgeted drilling cost with a total study cost estimated at $7 million.

The Company has entered into an agreement for the sale of Pampa de Pongo (see below), and therefore does not plan to carry out any further work on the property.

Sale Agreement

On October 24, 2008, the Company entered into an agreement with Nanjinzhao Group Co., Ltd., (“Nanjinzhao”), a private Chinese enterprise located in Zibo City, Shandong Province, PRC, whereby the Company agreed to sell the Pampa de Pongo property to Nanjinzhao for USD 200 million, subject to the waiver by Rio Tinto of their right of first refusal.  The agreement requires an initial deposit of USD 10 million, payable on or before March 17, 2009, with a final payment of USD 190 million due on or before September 17, 2009.  During the initial three month period, Nanjinzhao will obtain the appropriate Chinese governmental consents to the transaction.  The Pampa de Pongo property will be transferred to a Peruvian subsidiary of Nanjinzhao once the USD 10 million deposit has been received.  The agreement permits Cardero to decline to proceed with the transaction at any time prior to the receipt of the final USD 190 million final payment, provided that, if such decision is made at any time after the initial USD 10 million deposit has been paid, Cardero is required to return the deposit and pay Nanjinzhao an additional USD 20 million as a break-up fee.  Upon repayment of the deposit (and break fee, if required), the Pampa de Pongo property will be retransferred to the Company.  Rio Tinto elected to waive its right of first refusal in respect of the Nanjinzhao transaction on December 17, 2008.

The Company will pay a finder’s fee to an arm’s length private company in consideration of the finder introducing Cardero to Nanjinzhao and providing ongoing advice in the negotiations.

Peru - Pampa El Toro Iron Sands Project

General

The Company’s Iron Sands project now comprises an aggregate of 21 concessions in two dune fields – Pampa el Toro and Carbonera.  Of these concessions, 16 (12,100 hectares in four areas) are owned 100% by the Company and 5 concessions (3,600 hectares in 2 areas) are held under option.  The Iron Sands project is located near the city of Nazca in the desert coastal region of southern Peru approximately 45 kilometres northeast of the port of San Juan and close to the large Marcona iron mine and the Company’s Pampa de Pongo iron deposit.  The primary focus of the Company’s work over the last financial year and fourth quarter has been the Pampa el Toro dune field.

Work to Date

The Pampa El Toro Iron Sands project has been ongoing since 2005 and is now in the advanced stages of feasibility work.  To date, the Company has completed processing and metallurgical work at various laboratories and scales, including SGS Lakefield (2005), Midrex (2005), Solumet/SGS (2006), Eriez (2006), Midrex (2006) and Bateman Engineering (2006).  Percussion drilling of 122 drillholes has been completed.  The drilling covers an area of approximately 2,600 hectares, less than 17% of the current Cardero iron sand land-holding.  Surface sampling and subsequent percussion drillhole testing indicate that the overall magnetite content is relatively homogeneous (approximately 5% iron) particularly in the uppermost 30 metres.

During the 2008 fiscal year, the Company completed construction and optimization of a pilot-scale magnetic separation plant at Pampa el Toro.  The plant consists of a primary separator drum, a secondary scavenger drum and a cleaner drum.  Virtually all magnetite reports to the first-pass magnetic concentrate.  The primary drum switches polarity during operation, which improves recovery of magnetic fraction.  The resulting magnetic concentrate grades 55.54% iron.  The final magnetic concentrate is classified by size-fraction, resulting in a final grade of 62.8% iron.  The Company’s focus continues to be pig iron production, which maximises returns and should provide additional revenue streams from titanium and vanadium recovery from the slag as well as from excess electricity generated in the proposed process.

The Company has commissioned SRK Consulting (Johannesburg) to prepare a resource estimate for Pampa el Toro, which it anticipates will be completed in the first quarter of calendar 2009.  In August 2008, the Company signed a contract with SRK to prepare a Preliminary Economic Assessment for Pampa el Toro.  However, given the advanced stage of testing at Pampa El Toro, SRK have agreed to skip this preliminary step and proceed directly to a Pre-Feasibility Study (PFS) and the Company is currently reviewing SRK’s proposal in this regard.  The PFS will include a resource estimate and a determination of mining method, together with estimates for capital and operating costs.  The design of the dry magnetic separation and size classification plant will be finalized and designed for full-scale construction.  A comprehensive logistical operating plan and ore transportation plan will also be included.  A critical component of the feasibility work will be the results of the pilot-scale melting and slag recovery tests, which are currently in progress.  The concentrate will be processed into liquid hot metal (molten iron) in a pilot-scale electric arc-based smelting furnace and cast into saleable iron ingots.  The program includes agglomeration studies and testing, bench-scale smelting tests to establish operating parameters, and a large-scale smelting test intended to produce a significant quantity of pig iron product, which demonstrates steady state smelting operation and provides samples for examination by end-users.  The smelting test will also produce a large sample of slag, which will optimize the later testing of vanadium and titanium recovery technology for the commercial plant flow sheet.

The ability of the Company to proceed with further work at its Iron Sands Project, including commissioning SRK to proceed with the PFS, is dependent upon the Company being able to raise the additional financing required to do so.  At the present time, the Company does not have sufficient funding to proceed, and there can be no assurance that it will be able to do so.  Failure to raise the required funding in a timely manner will result in the delay of further work and the commencement and completion of the PFS.

Other Mineral Projects

Mexico

Baja IOCG

Structural mapping and targeting was completed in the third quarter and the final results were reported to the Company by the consulting geologist in the fourth quarter.  The Company’s geologists have completed the recommended mapping program and have further defined the drill targets recommended in the structural study.  The final recommendations outline drill targets at San Fernando and San Jose.  Drill permits are in place and the Company continues to seek a joint venture partner to advance the project in 2009.  The Company does not plan to complete any more work on the property at this time, but will continue to maintain it in good standing.

Corrales and Santa Teresa Projects Joint Venture

The Company has signed a letter of intent dated June 12, 2008, as amended October 9, 2008, (“LOI”) with Ethos Capital Corp. (“Ethos”), a Capital Pool Company listed on the TSX Venture Exchange (“TSXV”), pursuant to which Ethos has been granted an option to earn an interest in the Company’s Santa Teresa and Corrales Silver-Lead-Zinc projects in Mexico.  Pursuant to the LOI, Ethos has an exclusive option to earn an undivided seventy (70%) percent interest in the Corrales and Santa Teresa properties by:

1.

Paying to the Company the sum of $500,000, as follows:

(a)

$100,000 by the day (the “Acceptance Date”) which is five (5) days after the Letter of Intent is accepted for filing by the TSXV;

(b)

an additional $150,000 by the day which is one (1) year after the Acceptance Date;

(c)

an additional $250,000 by the day which is two (2) years after the Acceptance Date;

2.

Delivering to the Company 1,434,000 Ethos common shares, as follows:

(a)

100,000 shares on the Acceptance Date;

(b)

266,800 shares by the day which is one (1) year after the Acceptance Date;

(c)

an additional 466,900 shares by the day which is two (2) years after the Acceptance Date; and

(d)

an additional 600,300 shares by the day which is three (3) years after the Acceptance Date; and

3.

Maintaining the properties (including making all required payments pursuant to the underlying option agreements) in good standing during the option period.

Following the exercise of the option by Ethos, the Mexican subsidiaries of Ethos and Cardero will enter into a joint venture, with each party being responsible for its ongoing share of further expenditures.  If the interest of a participant is diluted to 10% or less, the interest of that participant will be converted to a 10% net profits interest royalty.

The option to Ethos is subject to the acceptance for filing of the LOI by the TSXV on behalf of Ethos, including fulfillment of the requirements for the completion of a qualifying transaction by Ethos under applicable TSXV policies (presently in process).

Ethos has advised the Company that it intends to complete an initial exploration program of trenching, sampling, geological mapping and geophysics in order to prioritize targets for drilling.  Details of the two properties subject to the Ethos option are as follows:

Corrales Project - The Corrales project is located to the south of the Chihuahua state, 60 kilometres east from Parral, 28 kilometres south-southwest from the city of Jiménez and 110 kilometres south-southeast from Naica mine.  Corrales is a grass-roots carbonate replacement deposit (“CRD”) exploration project with significant mineralization exposed at surface.  The extent of surface alteration and geochemical anomalism is comparable to major CRD deposits in the regions.  The Company has entered into a 5 year lease with an option to purchase a 100% interest in one mining concession (100 hectares) covering a small scale barite extraction operation.  The Company also holds a significant land position surrounding this concession through a 100% owned 8,500 hectare exploration concession.

Santa Teresa Project - The Santa Teresa property consists of 8,715 hectares of exploration concessions held 100% by the Company, and is located approximately 120 kilometres north-northwest of the city of Saltillo, capital of the state of Coahuila, Mexico.  The property has seen extensive mining activity, as more than 40 sets of historical workings are found along one or more mineralized horizons over a strike length of approximately 10 kilometres.  The workings are thought to date from at least the 1930’s and there is no evidence of any modern exploration or drilling.  Zinc-lead-copper-silver mineralization occurs (primarily as oxides) in replacements of favourable horizons as well as multiple, parallel, shear zones (up to 10 metres wide).  The property hosts CRD type mineralization as well as sedimentary copper (Kupfersciefer-type) mineralization.

Calera Project

The Calera project is located in the state of Chihuahua, Mexico, 160 kilometres west of Chihuahua City.  Calera was first discovered in 1652, with medium-scale mining beginning in 1903 and in 1906 it was the first producer of zinc in Mexico.  In the spring of 2008 the Company entered into three option agreements to acquire an aggregate of 425 hectares of concessions, but has determined that access difficulties limit the potential of the area subject to the options.  Accordingly, the Company is in the process of terminating all of these option agreements.  The Company also staked an additional 9,700 hectares of exploration concessions surrounding the optioned areas, and intends to maintain such concessions for the foreseeable future.  However, the Company does not intend to carry out any exploration on this property during 2009.

Argentina

Newmont Exploration Alliance

The exploration alliance with Newmont (“Alliance”), which commenced September 1, 2007, operated within the northern portion of Cardero’s Sediment Hosted Vein (SHV) project area (the “Alliance Area”), covering an area of approximately 36,000 square kilometres.  On January 3, 2009, Newmont and the Company mutually agreed to terminate the Alliance.  The Alliance did not acquire any properties during the term of the agreement.

During the course of the Alliance, samples were collected from 1,356 sampling sites, using Newmont’s proprietary Bulk Leach Extractable Gold (BLEG) and stream sediment methodology.  Sampling has geochemically screened 6,102 square kilometres.  Newmont completed interpretation of Aster satellite imagery of the Alliance Area in October 2007 and this interpretation helped prioritise areas for BLEG sampling.  Complete analytical results from the BLEG sampling campaign have been returned and interpretation of these results did not return anomalies of sufficient magnitude to warrant follow-up.

Sediment Hosted Vein (SHV) Project

After reviewing all of the exploration data resulting from its past exploration activities in the area, the Company has determined to relinquish all interest in all staked claims and property option agreements within the SHV Project Area (including the Alliance Area described above and the Incahuasi and La Poma projects below), with the exception of Organullo, Chingolo and Pirquitas properties (which will be maintained) and is in the process of doing so.  The properties being abandoned include the Incahuasi, Salar de Oro, Il Torno, Rinconada, Oros Mayo, 5C1 South, Rosario Sur, Rosario Norte and Zenteno properties.  As a consequence, the Company wrote off a total of $4,532,866 in associated costs.

Organullo

During the fourth quarter, the Company completed a comprehensive review of existing data and compiled a summary report.  The Company is currently seeking a joint venture partner to advance exploration on the property.

Huachi Project

The Huachi copper-gold property is located in San Juan Province in north-western Argentina.  The property has good access and exploration can be carried out on a year-round basis.  Mapping by the Company indicates that copper-gold mineralization is part of a large and well developed porphyry style hydrothermal system.

The Company did not carry out any work on the property during the fourth quarter.  It does not plan to undertake any further exploration at Huachi and is currently seeking a joint venture partner to advance the Huachi project.  Terms of the proposed JV will include significant drilling commitments to ensure that the targets are adequately tested.  Several companies have signed confidentiality agreements and have received data for internal review.  However no negotiations have yet commenced with, nor have any proposals been received from, potential partners.

Los Manantiales Project

On December 3, 2008, Hochschilds Mining Holding Limited, the optionee of the Company’s Los Manantiales (formerly “Mina Angela”) property, terminated the March 12, 2007 option agreement and returned the control of the property to the Company.  The Company is presently seeking a new joint venture partner in connection with this property.

Minas Pirquitas

The Pirquitas Property consists of one cateo (approximately 4,382 hectares) near the town of Minas Pirquitas.  The property was acquired by the Company through staking and application therefor.  In January, 2008, the Company reached an agreement in principle with a private Australian company, whereby the optionee may earn a 55% interest in the Pirquitas Property by incurring exploration expenditures of USD 1,000,000 over four years, of which USD 50,000 must be incurred in the first year.  Following the optionee having earned its interest, the parties will enter into a joint venture, and thereafter each party is required to contribute its proportional share of further expenditures or be diluted on a straight-line basis.  The agreement is subject to the execution of formal documentation (currently being drafted), and the time for the expenditure requirements will not begin to run until the formal agreement is executed.

Peru

Amable Maria Uranium Project

No work was carried out on the Amable Maria project during the quarter.  The Company is currently looking for a joint venture partner to advance the project.

United States

TiTac Project, Minnesota

The Company has completed an option to lease agreement with an arm’s length private mineral owner on the TiTac Iron-Titanium-Vanadium deposit in northeast Minnesota, USA.  The TiTac Deposit is an Iron-Titanium Deposit, associated with cross-cutting Oxide-bearing Ultramafic Intrusives (“OUI’s”) which intrude the Western Margin Intrusion of the Duluth Complex.  Within the Duluth Complex, the OUI’s typically form along linear trends, and exhibit strong fault control.  Oxides in the intrusions typically comprise 15-100% of the rock, comprising coarse-grained ilmenite (iron-titanium oxide) and titanium-bearing magnetite.

The TiTac property was originally explored with airborne geophysical surveys, which identified coincident magnetic and electromagnetic anomalies.  These anomalies were further investigated with follow-up ground geophysical surveys, including Induced Polarization (IP), Resistivity and Electromagnetic (EM) methods.  The deposit was discovered in 1968 by US Steel, which completed six diamond drillholes on the property to test the magnetic anomalies.  Drilling intersected abundant magnetite and ilmenite mineralization that ranged from disseminated to massive mineralization.  All drillholes intersected “ore-grade” mineralization.  As an example of the grades encountered, US Steel reported the following results from drillhole 26002: 254.8 metres @ 35.0% iron, 18.68% TiO2 and 0.47% V2O5, including 158.5 metres @ 42.7% iron, 22.47% TiO2 and 0.57% V2O5 (this information has not been verified by the Company, but is considered reliable).

US Steel also conducted limited metallurgical work.  Drill core material was crushed and separated using heavy-liquid separation.  The residual heavy mineral concentrate subsequently underwent magnetic separation to produce a second magnetic (magnetite) concentrate, leaving a residual non-magnetic (ilmenite) concentrate.  Metallurgical test work on the deposit produced a magnetic concentrate grading 57.32% iron, 14.02% titanium dioxide (V2O5), and 1.30% vanadium pentoxide (V2O5).  The residual non-magnetic concentrate graded 29.14% iron, 37.22% TiO2 and 0.18% V2O5.

Details of the property option agreement on the TiTac property are as follows:

Pursuant to an option agreement dated July 1, 2008 (as amended on July 24, 2008), between Cardero Iron Ore (USA) Inc. (“Cardero Iron US”), a wholly owned subsidiary of Cardero Iron Ore Company Ltd. (“Cardero Iron”), itself a wholly owned subsidiary of the Company, and an arm’s length private mineral owner (“owner”), the Company has a two year option to enter into a mining lease with the owner over an aggregate of 1,402 acres (567 hectares) of mineral rights.  The key terms of the option agreement (and the subsequent mining lease) are as follows:

Option Agreement: An initial payment of USD 5,000 on execution (paid) plus an extension payment of USD 25,000 due on the first anniversary of the agreement to extend the option for an additional year.  There are no work commitments under the option, but the Company is required to comply with all laws and to maintain specified insurance in place during the option term.  The Company can exercise the option to enter into a mineral lease at any time prior to June 29, 2010 upon notice to that effect to the owner.

Mining Lease: The initial term of the mining lease is for a period of 20 years, provided that the lease may be extended under certain circumstances for additional periods of 5 years.

The Company is completing independent metallurgical work on a composite sample from the deposit.  Assuming that the metallurgical test results confirm the US Steel results, the Company plans an initial drill program designed to verify the US Steel results and expand the information available regarding the deposit in order to permit the preparation of an initial resource estimate.  The surface of the TiTac deposit is owned by the State of Minnesota and managed by St. Louis County, and the Company has entered into a surface use agreement with the County which will permit the initial drilling program to proceed.  The ability of the Company to proceed with such program is dependent upon the Company raising the funding required to do so, as it does not presently sufficient financial resources to proceed.  Accordingly, it is uncertain as to the timing for commencing such program.

Longnose Project, Minnesota

Longnose was discovered in the early 1980’s as part of a regional copper-nickel exploration program using geophysical methods.  A diamond drill campaign, metallurgical studies and resource estimates were also undertaken by Westmont Mining Inc. (NICOR Mineral Ventures Inc.).  In 1991, the project was acquired by BHP Minerals International Inc., who stated that Longnose is “the largest known resource of (over 46% TiO2) ilmenite in North America”.  The Company has entered into an agreement to acquire up to an 85% interest in the Longnose property.

The Longnose OUI, intruded into the Duluth Complex, has (on surface plan) an oval shape and is approximately 750 metres x 425 metres and at least 150 metres thick, although the true extent of the intrusion will only be determined by further drilling.  Most of the known Longnose OUI is mineralized to some extent.  Oxides in the intrusions typically comprise coarse-grained ilmenite (iron-titanium oxide) and titanium-bearing magnetite.  Thick intervals of massive oxide mineralization (up to 30 metres thick) are present in the Longnose deposit.  Eleven diamond drill holes have been completed in and around the Longnose deposit by the Company’s predecessors in title, with six in the south-east portion intersecting mineralization to a depth of over 90 metres.  Mineralization begins at surface and the eastern side of the deposit is open along strike and at depth.  Current modelling indicates that the deposit may thicken close to a potential feeder or emplacing structural zone.  The excellent potential to further expand the known deposit was a key driver in this acquisition.

In a 1992 internal report entitled “Longnose, Minnesota Prospect Summary Report”, BHP Minerals International Inc. (a subsidiary of Broken Hill Proprietary Company, a precursor to BHP Billiton Limited), the author of the report estimated a resource for Longnose of 27.57 million tonnes  at a grade of 21.3% titanium oxide (TiO2), which he classified as a “probable reserve”.  This historical estimate was based on results from 8 of the 11 diamond drill holes drilled into the deposit by Westmont Mining Inc., and the results of mineralogical testing and SEM analysis, as well as TiO2 recovery rates, for the ilmenite concentrate produced by Westmont.  EurGeol. Mr. Keith J. Henderson, the Company’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the available data, and believes that the historic resource estimate was carried out in a professional and competent manner and that the estimated resource most closely responds to the NI 43-101 category of “indicated resources”.  This historical resource estimate is considered relevant by the Company, both for the purposes of the Company’s decision to acquire the property and to guide the Company in formulating an exploration program for the property.  However, the Company cautions that both the BHP report and the included resource estimate were prepared before the introduction of NI 43-101, and are therefore historical in nature and the Company is not treating such resources as a current resource under NI 43-101.  Investors are further cautioned that a qualified person has not yet completed sufficient work to be able to verify the historical resources, and therefore they should not be relied upon.

Pickands-Mather, Hazen Research and the Natural Resources Research Institute (NRRI) completed beneficiation and metallurgical testing of samples of the Longnose mineralization.  Grinding, gravity concentration, magnetic concentration and electrostatic methods were all tested and conceptual flowsheets designed.  This extensive initial work indicates that TiO2 recoveries average 78.1% to produce a 46.4% TiO2 concentrate.  As with all initial metallurgical test-work, improved recoveries can be anticipated with additional focused work.

Details of the property option agreement for the Longnose property are as follows:

Pursuant to an agreement dated November 26, 2008 and accepted on December 8, 2008 between Cardero Iron and Raymond L. Morley (on behalf of The Morley Group Inc.) (“Morley”), the Company, through Cardero Iron US, has been granted the option to acquire up to an 85% interest in the interest of Morley in certain existing mineral leases, and in a lease to be entered into, covering 100% of the fee mineral rights (approximately 200 acres) located in St. Louis County, Minnesota just north of the town of Hoyt Lakes.  The Company can earn an initial 70% interest by incurring cumulative expenditures of USD 1,850,000 over 4 years to December 8, 2012 (USD 100,000 before December 8, 2009) and a payment of USD 50,000 to Morley on or before August 15, 2009 (and each an every August 15th thereafter) to be used by Morley to make the annual USD 50,000 advance royalty payment due to the underlying landowners.  The Company can earn an additional 15% interest (85% overall) by delivering a feasibility study (no time limit for delivery).  Upon the Company having earned a 70% or 85% interest, Morley can elect to convert its interest to a 10% net profits interest (if the Company elects not to earn the additional 15% interest) or a 5% net profits interest (if the Company elects to earn the full 85% interest).  If Morley does not so elect, upon the Company having earned its 70% or 85% interest, as applicable, the Company and Morley will enter into a joint venture, with each party being responsible for its pro rata share of all joint venture expenditures.  If a party to the joint venture is diluted to a 10% or lesser interest, such interest will be converted to a 2.5% net profits interest.

The Company is presently designing an initial work program for Longnose.  The majority of the surface of the property is held by Minnesota Power Company, and the Company has initiated discussions with them to obtain access.  The program will include definition and exploration drilling, and additional recovery tests for concentrate production.  The Company will also complete an updated and 43-101-compliant resource estimate.  All historical studies at Longnose focussed on production of a saleable titanium concentrate, and Cardero will not only advance these studies further, but will also evaluate the potential recovery of titanium from ilmenite and titaniferous-magnetite together with pig iron production as a second high-value revenue stream.  The ability of the Company to proceed with such program is dependent upon the Company raising the funding required to do so, as it does not presently sufficient financial resources to proceed.  Accordingly, it is uncertain as to the timing for commencing such program.

Caucasian Region

MOU with International Minerals and Mines Ltd.

The Company has entered into a memorandum of understanding with International Minerals and Mines Ltd., a private Gibraltar company headquartered in London (“IMM”), to earn an equity interest in a subsidiary of IMM which is presently engaged in reconnaissance exploration programs in the Caucasian Region.  The Company has been retained as the manager of the exploration programs.  Project generation to date by the Company indicates that the Caucasian Region (consisting of the Republics of Georgia, Armenia and Azerbaijan, the north-east region of Turkey and certain divisions, republics and territories in Russia) is prospective for significant to world class base and precious metal porphyry and epithermal deposits.

Pursuant to a memorandum of understanding dated August 8, 2008 (but effective as and from April 25, 2008) between Cardero and IMM, Cardero has acquired the right to receive up to a 30% equity interest in IMM Gold Limited, a subsidiary of IMM incorporated under the laws of Gibraltar (“IMMG”).  Stephan Fitch, a director of the Company, is a director and significant shareholder of a private company which is the major shareholder (67%) of IMM.

The Company has agreed to acquire an initial 15% equity interest in IMMG by issuing to IMM up to 750,000 common shares, as follows:

1.

an initial 500,000 common shares upon acceptance for filing of the transaction by the Toronto Stock Exchange (“TSX”); and

2.

if, on the date (“Adjustment Date”) which is one year after the date (“Issue Date”) of the issuance of the initial 500,000 shares to IMM, the volume weighted average trading price for Cardero common shares on the TSX for the five trading days immediately prior to such date (“Final VWAP”) is less than the volume weighted average trading price for Cardero Shares on the TSX for the five trading days immediately prior to the date of this news release (“Initial VWAP”), Cardero will issue to IMM such number of additional common shares of Cardero (up to a maximum of 250,000 additional shares) as is equal to the difference between the Initial VWAP and the Final VWAP, multiplied by 500,000 and divided by the Final VWAP.

The Company has the option to acquire an additional 15% equity interest in IMMG by issuing an additional 1,000,000 common shares to IMM on or before December 31, 2009.

The Company is responsible for formulating and managing, on behalf of IMMG, an exploration program designed to identify prospective mineral properties located in the Caucasian Region, for acquisition by IMMG.  As manager, the Company is entitled to charge a management fee equal to 15% of all exploration program expenditures.  The costs of the exploration program are to be paid by IMMG, which is in the process of raising an initial GBP 2.0 million financing for such purpose.  The initial funding will be without dilution to the Company’s initial 15% (and, if acquired, subsequent 15%) equity interest.  Any additional funding by IMMG thereafter will dilute all existing shareholders, but the Company has the right to participate in any such financing and thereby maintain its then percentage equity interest in IMMG.  The Company has issued the initial 500,000 common shares and thereby acquired a 15% interest in IMMG (subject to the obligation to issue up to an additional 250,000 common shares as noted above).

The reconnaissance exploration program has commenced, but no properties have yet been acquired.  The Company is presently reviewing the data acquired to date with a view to prioritizing areas for follow-up exploration and possible acquisition.  However, the Company is unable to state when further field-work will resume, as this is dependent upon the ability of IMMG to raise the necessary financing, and there can be no assurance that it will be able to do so in the current depressed market for financing mineral exploration.

Qualified Person(s) and Quality Control/Quality Assurance

EurGeol Keith Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for the mineral property disclosure in this MD&A (other than with respect to the preparation of the Pampa de Pongo PEA Technical Report).

The work programs at Pampa de Pongo and Pampa el Toro are designed by, and are supervised by, Keith J. Henderson, Cardero’s Vice President-Exploration, and Dr. S. Jayson Ripke, Cardero Iron Ore Management (USA) Inc.’s Vice President - Technical, who together are responsible for all aspects of the work, including the quality control/quality assurance program.  Metallurgical test work is being undertaken by Natural Resources Research Institute’s Coleraine Minerals Research Labs, Minnesota, and the work is designed and supervised by Dr. Ripke.  NRRI follow international (ISO) and North American (ASTM) procedures where such procedures exist for highly specialized pelletizing test work.  NRRI are generally considered to be industry leaders in this type of test work.  ICP analysis reported in this release has been completed internally at NRRI.  Representative samples have been forwarded to ALS Chemex in Nevada and Vancouver for independent ISO-certified analysis.

The work programs on the Company’s properties other than Pampa de Pongo and Pampa el Toro are designed and are supervised by Keith Henderson, Vice President, Exploration, of Cardero, either alone or in conjunction with independent consultants.  Mr. Henderson and such consultants, as applicable, are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the various project rigorously collect and track samples which are then sealed and shipped to ALS Chemex for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Mr. Gordon Doerksen, P.Eng., Mr. Marek Nowak, P.Eng. and Mr. George Wahl, PGeol. (all of SRK Consulting (Canada) Inc.), each of whom is a qualified person as defined by National Instrument 43-101, are each responsible for portions of the PEA Technical Report and have reviewed the scientific and technical information that forms the basis for this MD&A with respect thereto.  All of these qualified persons are independent of the Company.

Gordon Doerksen, P.Eng. is a Principal Consultant – Mining with SRK in Vancouver.  Mr. Doerksen has 23 years of experience in the mining industry, mainly at operating mines in North America and Africa.  He has conducted and managed engineering studies for a variety of commodities in Asia, South America, North America and Africa.

Marek Nowak, P. Eng, has over 25 years of experience in the mining industry.  Mr. Nowak specializes in natural resource evaluation and risk assessment using a variety of geostatistical techniques.  He has worked on a variety of studies for operating mines and on advanced exploration projects, which included validation of large databases, studies of sample biases, resource estimates, reconciliation, and simulation of grade control models.

George H Wahl, P. Geo has over 20 years of experience.  Mr. Wahl is a resource geologist who has worked with clients to advance their projects from exploration through to basic engineering.  He has worked on several iron ore projects in Carajas, Corumba, and the Iron Quadrilateral in Brazil, as well as on several iron ore projects in the Labrador Trough and another on Baffin Island.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, initially in Mexico, Argentina, Peru and the United States.  Due to the nature of the Company’s proposed business and the present stage of exploration of its mineral properties (which, with the exception of the Pampa de Pongo iron project in Peru, are primarily early to advanced stage exploration properties with no known resources or reserves), the following risk factors, among others, will apply:

Resource Exploration and Development is Generally a Speculative Business:  Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production.  The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Other than the Pampa de Pongo Iron project in Peru, there is no known resource, and there are no known reserves, on any of the Company’s properties.  The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.  Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities.  No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body which can be legally and economically exploited.  Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Fluctuation of Metal Prices:  Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  The Company’s long-term viability and profitability depend, in large part, upon the market price of metals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The current dramatic downturn in the price of all commodities (other than gold) for which the Company is presently exploring is an example of a situation over which the Company has no control and materially adversely affects the Company in a manner that it may not be able to compensate for.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions, and the slackening demand in previous high demand countries, such as China and India, is materially adversely affecting the prices of such commodities.  There can be no assurance that the price of any minerals produced from the Company’s properties will be such that any such deposits can be mined at a profit.

Insufficient Financial Resources/Share Price Volatility:  The Company has raised additional private placement financing, and generated some additional funding through the exercise of outstanding warrants and options in the fiscal year ended October 31, 2008.  However, the Company does not have sufficient financial resources to undertake all of its planned acquisition, exploration and development programs in the financial year ending October 31, 2009, and will need to raised additional funding (some of which has been recently provided through the sale, in January, 2009, of some of its holding of common shares of International Tower Hill Mines Ltd.).  In the future, the Company’s ability to continue its exploration, assessment, and development activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements, sale of assets or some combination of these or other means.  There can be no assurance that any such arrangements will be concluded and the associated funding obtained.  There can be no assurance that the Company will generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all.  The failure of the Company to meet its on-going obligations on a timely basis will likely result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties.  The Company’s priority is to maintain its Pampa de Pongo and Pampa el Toro projects (both of which have minimal holding costs during the financial year ending October 31, 2009).  In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those reflected in its current financial statements.

Recent market events and conditions, including disruptions in the Canadian, United States and international credit markets and other financial systems and the deterioration of the Canadian, United States and global economic conditions, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to fund its working capital and other capital requirements.  In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, subprime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities.  These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence.  These conditions continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.  In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.  These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies, particularly junior resource exploration companies such as the Company.  These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations.  The Company’s access to additional capital may not be available on terms acceptable to the Company or at all.

In recent months, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  Most significantly, the share prices of junior natural resource companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities.  In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price.  As a consequence, despite the Company’s past success in securing significant equity financing, market forces may render it difficult or impossible for the Company to secure placees to purchase new share issues at a price which will not lead to severe dilution to existing shareholders, or at all.  Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Permits and Licenses:  The operations of the Company will require licenses and permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all.  Delays or a failure to obtain such licenses and permits or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Acquisition of Mineral Concessions under Agreements:  The agreements pursuant to which the Company has the right to acquire a number of its properties provide that the Company must make a series of cash payments and/or share issuances over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures.  The Company does not presently have the financial resources required to make all payments and complete all expenditure obligations under its all of its various property acquisition agreements over their full term.  Failure by the Company to make such payments, issue such shares or make such expenditures in a timely fashion may result in the Company losing its interest in such properties.  There can be no assurance that the Company will have, or be able to obtain, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Company could forfeit its interest in one or more of its mineral properties.

Title Matters:  The acquisition of title to mineral concessions in Mexico, Peru and Argentina is a very detailed and time-consuming process.  Title to, and the area of, mineral concessions may be disputed.  While the Company has diligently investigated title to all mineral concessions in which it has an interest and, to the best of its knowledge, title to all such concessions is in good standing or, where not yet granted, the application process appears to be proceeding normally in al the circumstances, this should not be construed as a guarantee of title or that any such applications for concessions will be granted.  Title to the concessions may be affected by undetected defects such as aboriginal or indigenous peoples’ land claims, or unregistered agreements or transfers.  The Company has not obtained title opinions for the majority of its mineral properties.  Not all the mineral properties in which the Company has an interest have been surveyed, and their actual extent and location may be in doubt.

Surface Rights and Access:  Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures.  In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time consuming.  It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required.  There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore it may be unable to carry out planned mining activities.  In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in the applicable jurisdiction, the outcomes of which cannot be predicted with any certainty.  The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate.  This is a particular problem in many areas of Mexico, Argentina and Peru, where blockades of access to the Company’s properties, hostile actions by local communities and the potential unwillingness of local police or governmental officials to assist a foreign company against its own citizens can result in the Company being unable to carry out any exploration activities despite being legally authorized to do so and having complied with all applicable local laws and requirements.

No Assurance of Profitability:  The Company has no history of production or earnings and due to the nature of its business there can be no assurance that the Company will be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  All of the Company’s properties are in the exploration stage and the Company has not defined or delineated any proven or probable reserves on any of its properties.  None of the Company’s properties are currently under development.  Continued exploration of its existing properties and the future development of any properties found to be economically feasible, will require significant funds.  The only present source of funds available to the Company is through the sale of its equity shares, short-term, high-cost borrowing or the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings, short-term borrowing or through the sale or possible syndication of its properties, there is no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions.  These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability.  The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all.  The Company may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  The Company cannot predict whether or not such legislation, policies or controls, as presently in effect, will remain so, and any changes therein (for example, significant new royalties or taxes), which are completely outside the control of the Company, may materially adversely affect to ability of the Company to continue its planned business within any such jurisdictions.

Foreign Countries and Political Risk:  The Company’s principal properties are located in Peru, Argentina, Mexico and the United States where mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect it business, or if significant enough, may make it impossible to continue to operate in certain countries.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.  This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Exploration and Mining Risks:  Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.  The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations.  There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

Currency Fluctuations:  The Company presently maintains its accounts in Canadian dollars.  Due to the nature of its operations in such countries, the Company also maintains accounts in U.S. dollars, Mexican and Argentine pesos and Peruvian nuevo soles.  The Company’s operations in the United States, Mexico, Argentina and Peru and its proposed payment commitments and exploration expenditures under many of the agreements pursuant to which it holds, or has a right to acquire, an interest in its mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.

Environmental Restrictions:  The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time.  Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations.  Certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Regulatory Requirements:  The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation.  Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures.  The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.  It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company’s operations and delays in the exploration and development of the Company’s properties.

Limited Experience with Development-Stage Mining Operations:  The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Uncertainty of Resource Estimates/Reserves:  Unless otherwise indicated, mineralization figures presented in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists.  These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable.  There can be no assurance that:

• these estimates will be accurate;

• reserves, resource or other mineralization figures will be accurate; or

• this mineralization could be mined or processed profitably.

Because the Company has not commenced production at any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience.  In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results.  There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.  The resource estimates contained in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in market prices for gold, silver, copper, iron or other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization.  Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.  The Company has not established the presence of any proven and probable reserves at any of its mineral properties.  There can be no assurance that subsequent testing or future studies will establish proven and probable reserves at the Company’s properties.  The failure to establish proven and probable reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Enforcement of Civil Liabilities:  As substantially all of the assets of the Company and its subsidiaries are located outside of Canada and the United States, and certain of the directors and officers of the Company are resident outside of Canada and/or the United States, it may be difficult or impossible to enforce judgements granted by a court in Canada or the United States against the assets of the Company and its subsidiaries or the directors and officers of the Company residing outside of such country.

Mining Industry is Intensely Competitive:  The Company’s business of the acquisition, exploration and development of mineral properties is intensely competitive.  The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company.  The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals.  Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters.  Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The Company may be a “passive foreign investment company” under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in Common Shares that are U.S. taxpayers:  Investors in Common Shares that are U.S. taxpayers should be aware that the Company believes that it has been in prior years, and expects it will be in the current year a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”).  If the Company is or becomes a PFIC, generally any gain recognized on the sale of the Common Shares and any “excess distributions” (as specifically defined) paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a “qualified electing fund” (a “QEF”) election with respect to the Company generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Company’s “net capital gain” and “ordinary earnings” (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company.  U.S. taxpayers should be aware, however, that there can be no assurance that the Company will satisfy record keeping requirements under the QEF rules or that the Company will supply U.S. taxpayers with required information under the QEF rules, in event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF election.  As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if the Company is a PFIC and the Common Shares are “marketable stock” (as specifically defined).  A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in the Common Shares.

Investments

International Tower Hill Mines Ltd.

During the year ended October 31, 2008, the Company sold 249,700 shares of ITH for gross proceeds of CAD 418,607.  As at October 31, 2008, the Company held 4,844,600 common shares of ITH.  This includes the exercise of 2,000,000 warrants to purchase 2,000,000 common shares at a price of $1.00 on August 3, 2008.  Subsequent to October 31, 2008, the Company sold an additional 598,800 ITH shares for gross proceeds of CAD 1,052,760.  As a result of these transactions, the Company now holds a total of 4,245,800 shares of ITH, representing approximately 9.57% of the issued and outstanding common shares of ITH.

Trevali Resources Corp.

On April 24, 2007, the Company acquired 1,000,000 shares of Trevali Resources Corp. (“Trevali”), a related party, at a gross cost of $100,000.  As there was no quoted market value for the shares of Trevali as at October 31, 2007, the Company considers its cost to be a reasonable estimate of fair value as of that date. Trevali commenced trading on the Canadian National Stock Exchange (“CNSX” formerly “CNQ”) effective December 21, 2007. At October 31, 2008, the quoted market value of the Trevali common shares was $0.80, or a total market value for the Company’s shares of $800,000. Fair value adjustments for the year ended October 31, 2008 amounted to unrealized gains of $700,000 recorded as comprehensive income. The Company held 2.89% of the Trevali issued and outstanding common shares as of October 31, 2008.

The Company does not have any present plans to dispose of any additional ITH shares or any Trevali shares, however the Company will consider dispositions of such shares as an option to be considered should it become necessary to raise additional funding for the Company’s operations and other sources of financing are not available or are felt by the directors to be less advantageous or more costly.

SUMMARY OF QUARTERLY RESULTS

The table below sets out the quarterly results expressed in Canadian dollars, for the fiscal years 2006, 2007 and 2008:

Fiscal 2008

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 3,593	$ 17,427	$ 14,721	$ 56,760
Gain on sale of investment	-	66,963	81,014	110,943
Net income (loss)	(1,788,629)	(3,834,843)	(3,744,818)	(6,461,372)
Net loss per share	(0.04)	(0.07)	(0.07)	(0.11)
Comprehensive income (loss)	(1,058,629)	(7,285,919)	(2,259,782)	(7,299,592)

Fiscal 2007

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 82,190	$88,649	$ 59,079	$ 1,104
Gain on sale of investment	1,818,236	-	-	-
Net income (loss)	6,903	(2,001,964)	(1,479,139)	(4839,290)
Net income per share	0.01	(0.03)	(0.02)	(0.14)
Comprehensive income (loss)	566,903	(1,601,964)	(1,019,139)	(6,259,290)

Fiscal 2006

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 93,787	$ 103,878	$ 102,400	$ 51,313
Net loss	(951,779)	(1,113,123)	(3,530,664)	(2,594,576)
Net loss per share	(0.02)	(0.03)	(0.08)	(0.06)

Notes:

1)

There were no discontinued operations or extraordinary items in the periods under review.

2)

The basic and diluted losses per share were the same in each of the periods.

The variation seen over such quarters is primarily dependent upon the success of the Company’s ongoing property evaluation and acquisition program and the timing and results of the Company’s exploration activities on its current properties, none of which are possible to predict with any accuracy.  The variation in income is related to the interest earned on funds held by the Company, which is dependent upon the success of the Company in raising the required financing for its activities, and is therefore also difficult to predict.

RESULTS OF OPERATIONS

During the year ended October 31, 2008, the Company had a net loss of $15,829,662 or $0.29 per share as compared to a net loss of $8,313,490 or $0.18 per share for 2007.  The following discussion explains the variations in the key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the Company.  Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding.  Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options.

Year ended October 31
	2008	2007

Net loss	$ 15,829,662	$ 8,313,490
Interest income	92,501	231,022
General and administrative costs	8,999,874	7,465,806
Stock-based compensation component	3,789,920	1,845,480
Write-down of resource properties	5,366,125	3,538,466

Year ended October 31, 2008 compared to year ended October 31, 2007

In the year ended October 31, 2008 the Company had a net loss of $15,829,662 or $0.29 per share as compared to a net loss of $8,313,490 or $0.18 per share for the year ended October 31, 2007.  During the previous year’s period, the Company had a realized gain of $1,818,236 on the sale of 1,000,000 shares of ITH and an unrealized gain of $260,000 due to the fair value adjustments of the ITH warrants which are considered to be a derivative financial instrument.  In fiscal 2008, the Company sold 249,700 shares of ITH, realizing a gain of $258,920 and had an unrealized loss of $1,800,000 due to the fair value adjustments on the ITH warrants.  These warrants were exercised on August 4, 2008 whereby the Company acquired an additional 2,000,000 shares of ITH (see Investments).  Property write-offs increased to $5,366,125 compared to write-offs in the same period in 2007 of $3,538,466, principally as a result of the scaling down of exploration activities in Argentina and the associated disposal of property interests there.  The following discussion explains the variations in the key components of these numbers.

The Company’s general and administrative costs totalled $8,999,874 compared to $7,465,806 in 2007.  The major expense categories involved in this increase are the salaries (2008 - $2,807,687; 2007 - $2,624,072 and consulting fees (2008 - $2,664,502, 2007 - $827,065).  This total increase is offset by the decreased expenses for property evaluations (2008 - $520,020, 2007- $1,332,246), which reflect a continued focus on the development of the Company’s iron ore properties in Peru and an effort to reduce costs where possible.  (Also refer to the stock-based compensation component of the related expense categories below).

The Company’s interest income of $92,501 (2007 - $231,022) reflects lower average cash balances.  The foreign exchange gain (loss) of $350,962 (2007 - $(446,476)) arose principally as a result of strengthening in the Argentine and Peruvian currencies compared to the Canadian dollar.

Stock-based compensation has been included in the following expense categories:

	2008	2007
Salary	$ 1,241,469	$ 1,519,898
Consulting	2,361,536	178,144
Investor relations	186,915	147,438
	$ 3,789,920	$ 1,845,480

All other administrative expenses are commensurate with the general level of exploration or regulatory activity on a period over period basis.

Three months ended October 31, 2008 compared to three months ended October 31, 2007

In the quarter ended October 31, 2008 the Company had a net loss of $6,461,372 as compared to a net loss of $6,259,290 for the quarter ended October 31, 2007.  The following discussion explains the variations in the key components of these numbers.

The Company’s general and administrative costs were $3,152,373 compared to $2,179,376 in 2007.  The major expense categories involved in this increase are the consulting fees (2008 -$1,318,692, 2007 - $354,004) and office costs (2008 - $387,397, 2007 - $206,708).  The increase in consulting fees is primarily due to the recording of the stock based compensation to consultants in the amount of $1,232,979 in the period, as compared to $Nil for the comparative period in 2007.  This total increase is partially offset by the decreased expense of property evaluations (2008 – $175,962, 2007 - $274,922).

LIQUIDITY AND CAPITAL RESOURCES

The Company has no revenue generating operations from which it can internally generate funds.  To date, the Company’s ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker options issued in connection with such private placements.  However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company’s securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised.  In addition, the Company can raise funds through the sale of interests in its mineral properties, although current market conditions have substantially reduced the number of potential buyers/acquirors of any such interest(s).  This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.  When acquiring an interest in mineral properties through purchase or option the Company will sometimes issue common shares to the vendor or optionee of the property as partial or full consideration for the property interest in order to conserve its cash.

At the present time the Company does not contemplate that it will be necessary to institute any specific cost saving measures or reductions in staff or consultants, or drop any additional properties, in response to current conditions in the equity or credit markets.  However, as previously stated, the Company is devoting substantially all of its resources to moving forward with the ongoing resource definition program at the Pampa el Toro Iron Sands project and is unlikely to carry out any significant work programs at its other properties (other than as necessary to maintain its interest therein) in the near future.  Consequently, the Company will consider the abandonment of some or all of its other property interests if necessary to preserve its interest in the Pampa el Toro property.  Management will continue to review such strategy on an ongoing basis.  The Company also anticipates that the current slow-down in the junior resource exploration sector may also serve to reduce the cost of external services such as drilling, helicopter support and expediting, as will reduced fuel costs.

The Company expects that it will operate at a loss for the foreseeable future and that it will require additional financing to fund further exploration of current mineral properties, to acquire additional mineral properties and to continue its operations (including general and administrative expenses) beyond the second quarter of 2009.  While it anticipates that such funding will come from the proceeds of the sale of the Pampa de Pongo property in Peru to Nanjinzhao and believes that the sale will complete as provided for in the purchase agreement, there remains the possibility that the sale may not complete as presently structured or at all.  The Company currently has no funding commitments or arrangements for additional financing at this time (other than the potential exercise of outstanding options or warrants or the sale of some or all of its investment in ITH and Trevali) and there is no assurance that the Company will be able to obtain additional financing on acceptable terms, if at all.  There is significant uncertainty that the Company will be able to secure any additional financing in the current equity markets – see “Risk Factors – Insufficient Financial resources/Share Price Volatility”.  The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

As at October 31, 2008, the Company reported cash and cash equivalents of $1,288,840 compared to $5,615,189 and $824,484 as at July 31 and October 31, 2007 respectively.  The change in cash was the net result of the issuance of the shares for private placements, upon the exercise of outstanding warrants and stock options and broker compensation options for the total amount of $11,982,499 ($172,499 for the fourth quarter), less mineral property expenditures of $5,575,442 ($2,765,833 for the fourth quarter), net investment purchases of $1,706,056  ($(224,699) for the fourth quarter, fixed asset purchases of $155,367 ($146,610 for the fourth quarter and general operating costs of $$4,081,278 ($655,650 for the fourth quarter) during the year ended October 31, 2008.  As at October 31, 2008, the Company had working capital of $2,436,330, compared to working capital of $7,854,715 and $2,749,920 as at July 31 and October 31, 2007 respectively.

The Company has no exposure to any asset-backed commercial paper.  Other than cash held by its subsidiaries for their immediate operating needs in the United States, Mexico, Peru and Argentina, all of the Company’s cash reserves are on deposit with a major Canadian chartered bank or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks.  The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions.  However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

OFF BALANCE-SHEET ARRANGMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

	2008	2007	2006
Professional fees	$ 90,000	$ 97,637	$ 169,458
Consulting fees	$ 88,275	$ 126,677	$ 75,000

At October 31, 2008 there was $7,700 (October 31, 2007 - $7,769) included in accounts payable and accrued liabilities, and $1,086,561 (October 31, 2007- $220,646) included in accounts receivable, owing to/from related parties.  Professional fees include amounts paid to a law firm of which a director is a shareholder.

The Company recovered $222,785 during the year ended October 31, 2008 (2007 - $147,720) in rent and administration costs from Wealth Minerals Ltd., International Tower Hill Mines Ltd., Athlone Energy Ltd., Dorato Resources Inc., Indico Resources Ltd., Trevali Resources Corp. and Lawrence W. Talbot Law Corporation (“LWTLC”), companies with common officers or directors.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Mr. Stephan Fitch, a director of the Company, is a director and significant shareholder of a private company which is the major shareholder (67%) of IMM.  The Company has the option to acquire up to a 30% interest in IMMG, a subsidiary of IMM, by issuing to IMM up to 750,000 common shares for the initial 15% interest and an additional 1,000,000 common shares to acquire an additional 15% interest (See “Other Mineral Projects – Caucasian Region”).  This transaction was approved by the Company’s audit committee and board of directors (other than Stephan Fitch, who abstained from voting in each case).

Effective October 1, 2005, the Company retained Mr. Carlos Ballon of Lima, Peru, to provide management services on behalf of the Company in Peru through his private Peruvian company, Minera Koripampa del Peru S.A., for a fee of USD 10,000 per month (reduced to USD 7,500 per month starting from March, 2007), which has been expensed to consulting fees.  Mr. Ballon became President of Cardero Peru in April 2006.  Accordingly, Mr. Ballon is a related party with respect to the Company.  Prior to Mr. Ballon becoming a related party, the Company entered into a number of mineral property acquisition/option agreements from either Minera Koripampa del Peru S.A. or Sudamericana de Metales Peru S.A., another private Peruvian company controlled by Mr. Ballon.  Such property transactions include those with respect to the Carbonera and Daniella Properties, the Pampa de Pongo Property, the Katanga Property and the Corongo Property.

The presidents of MMC and Cardero Argentina provide management services for USD 3,750 each per month, which is expensed to consulting fees or capitalized to property costs, depending upon the nature of the services.

The Company has entered into a retainer agreement dated May 1, 2007 with LWTLC, pursuant to which LWTLC agrees to provide legal services to the Company.  Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $82,500 (plus applicable taxes and disbursements).  The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice).

PROPOSED TRANSACTIONS

Although the Company is currently investigating a number of additional property acquisitions, and is entertaining proposals for the sale or option/joint venture of one or more of its properties, as at the date of this MD&A there are no proposed transactions where the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Areas requiring the use of estimates in the preparation of the Company’s financial statements include the rates of amortization for equipment, the potential recovery of resource property interests, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets.  Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

CHANGES IN ACCOUNTING POLICIES

There have been no changes in accounting policies since November 1, 2007, being the start of the Company’s most recently completed fiscal year.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, receivables, investments and payables.  The carrying values of the Company’s financial instruments approximate their respective fair values due to their short-term maturity.  Due to the short term of all such instruments, the Company does not believe that it is exposed to any material risk with respect thereto.

The Company’s cash at October 31, 2008 was $1,288,840 of which $121,715 was held in Mexican, Argentinean and Peruvian currencies.

The Company’s receivables and payables at October 31, 2008 were normal course business items that are settled on a regular basis.  The Company’s investments in ITH and Trevali are carried at quoted market value or an estimate thereof, and are classified as “available for sale” for accounting purposes.  The intrinsic value represented by the share purchase warrants of ITH (prior to the exercise thereof) was carried at quoted market value (or an estimate thereof).  This investment is classified as a derivative financial instrument, changes to the fair value of which are included in net income.  The Company has no current plans to dispose of any significant portion of its investments in either ITH or Trevali, but may determine to do so if necessary to raise funds for its ongoing operations.  Subsequent to the year end, the Company sold 598,800 shares of ITH at prices ranging from $1.75 to $2.00.

MATERIAL PROCEEDINGS

The Company is not a party to any material proceedings.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that all relevant information required to be disclosed in the Company’s reports filed or submitted as part of the Company’s continuous disclosure requirements is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure and such information can be recorded, processed, summarized and reported within the time periods specified by applicable regulatory authorities.

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at October 31, 2008 as required by Canadian securities laws.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of October 31, 2008, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under National Instrument 52-109 “Certification of Disclosure in Issuer’s Annual and Interim Filings”) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and in the United States of America.  Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s financial statements in accordance with generally accepted accounting principles; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company’s assets that could have a material effect on its financial statements would be prevented or detected on a timely basis.  Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company’s financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of October 31, 2008.  Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of October 31, 2008 has been audited by Smythe Ratcliffe LLP, an independent registered public accounting firm, as stated in their report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the year ended October 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at January 28, 2009)

1.

Authorized and Issued capital stock:

Authorized	Issued	Value
An unlimited number of common shares without par value	58,307,847	$69,670,658

2.

Options Outstanding:

Number	Exercise Price	Expiry Date
100,000	$3.28	April 11, 2009
875,000	$1.47	September 7, 2009
350,000	$1.91	October 3, 2009
500,000	$1.50	January 16, 2010
2,000,000	$2.04	July 21, 2010
1,200,000	$2.18	August 8, 2010
575,000	$1.16	December 9, 2010
5,600,000

3.

Warrants/Agent’s warrants Outstanding:

Number	Exercise Price	Expiry Date
3,645,500	$1.50	March 1, 2010
750,100	$1.35	March 1, 2010
4,395,600

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.cardero.com.  Readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.